UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 17, 2014

MACKINAC FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Michigan	0-20167	38-2062816
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

130 South Cedar Street

Manistique, Michigan 49854

(Address of Principal Executive Offices)  (Zip Code)

(888) 343-8147

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 17, 2014, Mackinac Financial Corporation, a Michigan corporation (“Mackinac”), PFC Acquisition, LLC, a Michigan limited liability company and wholly-owned subsidiary of Mackinac (“MergerSub”), and Peninsula Financial Corporation, a Michigan corporation (“Peninsula”), the owner of The Peninsula Bank, a Michigan state-chartered bank (“Peninsula Bank”), entered into a First Amendment (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Mackinac, PFC and Peninsula, pursuant to which Peninsula will merge with and into MergerSub (the “Merger”), with MergerSub as the surviving entity in the Merger. The Merger Agreement also provides that, effective upon consummation of the Merger, Peninsula Bank will merge with and into mBank, a Michigan state-chartered bank and wholly-owned subsidiary of Mackinac.

The Amendment effects the following changes to the original Merger Agreement (the “Prior Agreement”):

•                  In the event that the market price of Mackinac’s common shares falls below certain value thresholds set forth in the Merger Agreement (the “Pricing Differential”) and thereby triggers the right of Peninsula to terminate the Merger Agreement, Mackinac will have the option to increase, at Mackinac’s election, either the per share cash consideration or the per share stock consideration by an amount equal to the Pricing Differential.  Under the Prior Agreement, Mackinac could only make up the Pricing Differential in cash consideration.

•                  The Amendment removes references to the Shareholders’ Trust that was to be set up to administer then pending litigation against Peninsula Bank, which litigation has since been resolved.

•                  Under the Merger Agreement, the number of Peninsula shares electing cash consideration (“Cash Election Shares”) cannot exceed the lesser of 35% or such lower amount if, in the opinion of tax counsel to Mackinac and Peninsula, respectively, such lower amount is necessary to preserve tax-free treatment of the Merger.  The Amendment provides that any Mackinac common shares issued pursuant to such determination by tax counsel will be valued at the Average Closing Price (as defined in the Merger Agreement) rather than at $13.45 per share.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Important Additional Information

Communications in this Current Report on Form 8-K do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Mackinac has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Peninsula and a preliminary Prospectus of Mackinac (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the Merger. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Mackinac and Peninsula, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Mackinac are available free of charge on Mackinac’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

Participants in the Solicitation

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the Merger from the shareholders of Peninsula. Information about the directors and executive officers of Mackinac is included in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014.  The directors, executive officers, and certain other members of management and employees of Peninsula may also be deemed to be participants in the solicitation of proxies in favor of the Merger from the shareholders of Peninsula. Information about the directors and executive officers of Peninsula and information regarding the interests of such participants is included in the preliminary Proxy Statement/Prospectus and the other relevant documents filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

No.	Description

2.1	First Amendment to the Agreement and Plan of Merger, dated as of October 17, 2014 by and among Mackinac Financial Corporation, PFC Acquisition, LLC and Peninsula Financial Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MACKINAC FINANCIAL CORPORATION
(Registrant)

October 20, 2014	/s/ Ernie Krueger
(Date)	Ernie Krueger
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Description

2.1	First Amendment to the Agreement and Plan of Merger, dated as of October 17, 2014, by and among Mackinac Financial Corporation, PFC Acquisition, LLC and Peninsula Financial Corporation